RMS

18008051

SI

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
AUG 21 2018
Washington, DC

SEC FILE NUMBER
8-25452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thurston, Springer, MIller, Herd & Titak, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Keystone Crossing, Suite 740
(No. and Street)

Indianapolis	IN	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynette Herd (317) - 581-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lynette Herd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thurston, Springer, Miller, Herd & Titak, Inc., as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA J. HORAN
Notary Public- Seal
State of Indiana
My Commission Expires Oct 6, 2019

Lynette Herd
Signature

Chief Financial Officer
Title

Brenda J Horan
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders of
Thurston, Springer, Miller, Herd & Titak, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Thurston, Springer, Miller, Herd & Titak, Inc., (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Thurston, Springer, Miller, Herd & Titak, Inc.'s auditor since 1984.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

August 14, 2018

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
3809 Belmont Boulevard | Sarasota, FL 34232

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2018

ASSETS

Cash	$ 979,542
Receivable from broker/dealers	302,416
Concessions and fees receivable	1,034,607
Office furniture, equipment, airplane and leasehold improvements (net of accumulated depreciation and amortization of $567,670)	666,850
Due from related party	75,000
Other assets	41,425
TOTAL ASSETS	$ 3,099,840

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and other liabilities	$ 467,154
Commissions payable	823,141
Income taxes payable	157,900
Other liabilities	139,827
Total Liabilities	$ 1,588,022
SHAREHOLDERS' EQUITY	
Common stock, no par value; 2,000 shares authorized, 1,000 shares issued, 990 shares outstanding	$ 25,511
Additional paid-in capital	68,048
Retained earnings	1,436,690
Less: Treasury stock, 10 shares at cost	(18,431)
Total Shareholders' Equity	$ 1,511,818
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,099,840

The accompanying notes are an integral part of these consolidated financial statements.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2018

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Thurston, Springer, Miller, Herd & Titak, Inc. (Thurston) was incorporated in the state of Indiana on September 12, 1980. Thurston is registered with the Securities and Exchange Commission and the Commodity Futures Trading Commission and is a member of the National Futures Association and the Financial Industry Regulatory Authority (FINRA). Thurston's principal business activities are the sale of securities and providing investment advice. TSMHTA, LLC provides business transportation to its sole owner.

Basis of Presentation – The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Basis of Consolidation – The consolidated financial statements include all accounts of Thurston and its wholly-owned subsidiary, TSMHTA, LLC (collectively referred to as the Company). All intercompany balances and transactions have been eliminated in these consolidated financial statements.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at four financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Depreciation - Depreciation of office furniture and equipment is provided for using the straight line method over five and seven year periods. Depreciation of the airplane is over twenty years. Leasehold improvements are being amortized over a fifteen year period.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *Continued*

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – OFFICE FURNITURE, EQUIPMENT, AIRPLANE AND LEASEHOLD IMPROVEMENTS

Office furniture, equipment, airplane and leasehold improvements at June 30, 2018 consists of:

Equipment	$ 361,159
Furniture and fixtures	346,046
Airplane	493,120
Leasehold improvements	34,195
Total	1,234,520
Less: accumulated depreciation and amortization	567,670
Net	$ 666,850

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA and National Futures Association, Thurston is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2018, Thurston's net capital and required net capital were $696,722 and $105,868, respectively. The ratio of aggregate indebtedness to net capital was 228%.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, Thurston's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

Since Thurston enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to Thurston should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, Thurston entered into an agreement with another broker/dealer (Clearing Broker/dealer). Under the terms of the agreement Thurston forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on Thurston's behalf. In consideration for introducing customers to the Clearing Broker/dealer, Thurston receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between Thurston and Clearing Broker/dealer, Thurston is held responsible for any losses arising when the customers introduced by Thurston to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. Thurston may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss.

Thurston's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The Securities and Exchange Commission, Federal Reserve Board and Thurston impose rules to minimize this risk.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT- (*Continued*)

Under terms of the agreement Thurston is required to maintain a $100,000 deposit with the Clearing Broker/dealer. In addition, Thurston is restricted from entering into another agreement for similar services without prior written consent from Clearing Broker/dealer.

NOTE 5 - SHAREHOLDER AGREEMENT

An agreement exists between two shareholders of Thurston, representing 900 of the 990 outstanding common shares. Pursuant to the terms of the agreement, upon the death of the majority shareholder, the minority shareholder would have the option to sell her shares to either the estate of the majority shareholder or Thurston (to be determined by the executor of the estate). The price to be paid is one and one half times the book value at the end of the month prior to the death of the majority shareholder.

NOTE 6 - 401(k) PLAN

Thurston has adopted a 401(k) Plan. Employees become eligible for the plan on the date they start their employment. Thurston may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. Only participants actively employed on the last day of plan year are eligible to share in the discretionary contribution. Thurston's matching contributions and profit sharing contributions to the plan for the year ended June 30, 2018 totaled $205,934. This amount is included in compensation and related benefits on the consolidated statement of operations. Of this amount $139,827 was still payable at June 30, 2018.

NOTE 7 - INCOME TAXES

Thurston accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. Thurston is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2015.

The income tax provision primarily differs from the expense that would result from applying federal and state statutory rates to income before income taxes because of the difference between book and tax depreciation.

NOTE 8 - RELATED PARTY INFORMATION

Thurston is related through common ownership and management with Robovise, LLC (Robo), a registered investment advisor, and Thurston Springer Insurance, LLC (TSI).

During the year, Thurston paid $37,515 in legal and marketing expenses on behalf of Robo. These expenses are included in other operating expenses on the Consolidated Statement of Operations.

During the year, Thurston advanced $75,000 to TSI, which is included in due from related party on the Consolidated Statement of Financial Condition.

NOTE 9 - COMMITMENT

Lease Commitment – Effective September 1, 2014, Thurston entered into a new lease to expand its office space. Minimum annual rentals, expiring June 2025, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending June 30,	Amount
2019	$ 234,461
2020	235,240
2021	238,991
2022	242,742
2023	246,493
Thereafter	355,293
Total	$ 1,553,220

The expense relating to this office space was $251,616 for the year ended June 30, 2018.

A renewal option and termination provisions are included in the lease agreement.

NOTE 10 – SHARE-BASED COMPENSATION

In February 2018, Thurston issued 10 shares from treasury to two existing shareholders, in lieu of cash compensation. This transaction was accounted for as a non-cash financing activity on the statement of cash flows.

NOTE 11 – COMPARISON OF ORIGINALLY FILED AND AMENDED YEAR END FOCUS IIA

Thurston originally filed its year-end FOCUS IIA showing an ending net capital of $1,114,101. The Company filed an amended year-end FOCUS IIA on August 8, 2018 showing an ending net capital of $696,721. The difference is due to additional accruals for income taxes, employee bonuses and other.